September 13, 2013

VIA EDGAR SYSTEM

Mr. Patrick Gilmore, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC, 20549

Re:	TTM Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended July 1, 2013
Filed August 6, 2013
File No. 000-31285

Dear Mr. Gilmore:

The purpose of this letter is to confirm that, based on our counsel’s phone conversation with Christine Davis of your office on September 12, 2013, we will provide our response to the Securities and Exchange Commission’s letter dated September 6, 2013 on or before October 4, 2013.

Sincerely,

/s/ Todd B. Schull
Todd B. Schull,
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer